Exhibit 99.1

The Volvo Environment Prize Foundation Awards Three Pioneers in Marine Ecosystems

STOCKHOLM, Sweden--(BUSINESS WIRE)--Sept. 13, 2006--Three laureates are awarded the Volvo Environment Prize 2006 for their work in understanding the human impact on the world's fisheries and global ocean environment.

The great importance of marine ecosystems for humans and life is a natural issue for the prize jury's assessment. Oceans and seas cover more than 70 percent of the earth and impact on vital areas such as climate regulation, the freshwater cycle, provision of food and maintaining biodiversity. These threatened marine systems also play an increasingly important role as a source of energy as well as for recreation and tourism.

The economic benefits from this environment are enormous. More than one billion people rely on fish as their main source of animal protein and as a principal source of fish fat.

The three scientists are being recognized for their concepts, methods and models for assessing and responding to the rapidly growing threats to marine ecosystems and particularly for fish resources that sustain human well-being. Their extensive efforts in management concepts for marine ecosystems have contributed greatly to an understanding of the linkages governing marine life.

According to the prize jury, they have gone well beyond scientific concepts to address the implications on marine environmental conservation and environmental policies throughout the world.

The prize recipients are:

Prof. Ray Hilborn, University of Washington, Seattle, for developing mathematical models for assessing and managing fish stocks, for formulating improved management procedures and approaches and for pioneering adaptive management strategies.

Prof. Daniel Pauly, University of British Columbia, Vancouver, for such important models and tools as the Marine Trophic Index, the Ecopath Modelling Model, and the global database Fish Base and for his tireless communications with the broad realm of managers, fishers, politicians and the general public.

Prof. Carl Walters, University of British Columbia, Vancouver, for his brilliant analyses of fishery stocks and harvest management and his seminal writings about adaptive management now widely used by ecologists, other scientists and managers throughout the world.

The growing threats to the marine environment have been a decisive element in the Prize Foundation's work with the 2006 award. The Foundation spotlights the fact that growth in the world's demand for food and animal feed has been so extensive that a number of targeted species has been reduced by a factor of ten or more.

The oceans and seas are not only exploited for their affluence of food. Many view marine ecosystems as the next great frontier for economic development. Exploration for oil and gas is aggressively under way even in remote areas, including deeper ocean  environments and the Polar Regions. Mining in shallow offshore coastal areas is growing rapidly. Major and low-level oil spills are a continuing problem. An estimated 313,000 containers of low- and intermediate-level radioactive wastes have been dumped in the Pacific and Arctic Oceans. Understanding how these human activities are affecting the marine fauna and reproduction is essential to work aimed at preventing this global threat.

This is the seventeenth consecutive year in which the Volvo Environment Prize is being awarded to internationally renowned experts and researchers. The Volvo Environment Prize Foundation was established in 1988 to support and recognize environmental research and development. Since then it has gained the status of being one of the world's most prestigious environment prizes.

The prize totals SEK 1.5 million and will be awarded at a ceremony to be held in Stockholm on October 26, 2006.

More information about the Volvo Environment Prize and the laureates, including photographs, is available at the Volvo Environment Prize website: www.environment-prize.com.

2006-09-13

Volvo Environment Prize Foundation

The Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (Brussels:VLV) is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Executive Member of the Board for the Volvo
Environment Prize Foundation
Claes Beyer, +46 - 709- 777 623